FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/08/2010

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing market Ternium to acquire controlling interests in steel companies in Colombia and Panama.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: April 8, 2010

Ternium to Acquire Controlling Interests in Steel Companies in Colombia and Panama

LUXEMBOURG--(Marketwire - April 8, 2010) - Ternium S.A. (NYSE: TX) announced today that it has entered into a definitive agreement to acquire a 54% ownership interest in Colombia-based Ferrasa through a capital contribution in the amount of US$74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in Sidecaldas, Figuraciones and Perfilamos del Cauca.

Ferrasa is a leading long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos del Cauca manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.

The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion Ferrasa is expected to have consolidated financial debt of approximately US$120 million.

Ternium also has agreed to purchase a 54% ownership interest in Ferrasa Panama for US$0.5 million. Ferrasa Panama is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.

In addition, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panama, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.

Through these investments Ternium expects to expand its business and commercial presence in Colombia, a country that is experiencing significant growth and is presently the fifth largest steel consuming market in Latin America, as well as in Central America.

Forward-Looking Statements

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately nine million tons of finished steel products. More information about Ternium is available at www.ternium.com. [Missing Graphic Reference]

Sebastian Marti
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com